THE FIREHOUSE DETROIT LLC

(a Michigan limited liability company)

Form C

Disclosures in Reg CF Offering

May 11, 2026

$800,000

Promissory Notes

The Firehouse Detroit LLC

3796 Carter, Detroit, MI 48206

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	THE FIREHOUSE DETROIT, LLC.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Michigan
Date Company Was Formed (from the Company's Certificate of Incorporation)	April 10, 2024
Kind of Entity (Use One)	Limited liability company
Street Address	14003 Rosa Parks, Detroit, Michigan 48238
Website Address	https://thefirehousedetroit.com/

	2025	**2024**
Total Assets	$1,800	$0
Cash & Equivalents	$1,800	$0
Account Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0

Net Income	-$4,300	$0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO _______X_______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Darnell Stewart	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Landlord for multiple residential properties. Retired as City of Detroit Battalion Fire Chief in March 2022.	
Principal Occupation During Last Three Years	Landlord and Developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions
This question asks for the name of each person who owns 20% or more of the voting power of the Company.
This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.
- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Darnell Stewart

§227.201(d) – The Company's Business and Business Plan

Impact Highlights

- **Historic Detroit Firehouse.** Adaptive reuse of a former firehouse into a community-oriented co-living space.
- **Location.** Situated on Rosa Parks Blvd within Detroit's evolving urban landscape.
- **25-Bed Co-Living Concept.** Purpose-built for short-term and community-focused stays.
- **Emergency Services Heritage.** Founded by a retired Detroit Fire Chief, inspired by the building's firefighting legacy.
- **Affordable Luxury.** Premium co-living experience that balances affordability with high-quality amenities @ $100 per day.
- **Operational Flexibility.** Emergency services–connected residents, with ability to broaden based on demand.

About the Change

SMALL CHANGE INDEX™



PEOPLE		PROJECT		PLACE	
Minority-owned	✓	Affordable Housing/Business incubator	✓	In an urban metro area	✓
Woman-owned		Renovation/Infill/Brownfield	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	✓
Diverse construction team	✓	Reduced parking	✓	Walkable/Bikeable	✓
Community benefits agreement		Minimal site impact	✓	Access to public transit	
Community equity participation	✓	LEED-rated/Passive house/Net Zero		Close to park or public space	✓
Community ownership model		Alternative energy sources	✓	Fresh food easily accessible	✓





Executive Summary

In the heart of Detroit, a historic firehouse is being reborn, not just as a building, but as a vibrant short term co-living community. The Fire House Detroit, located at 14003 Rosa Parks Blvd, Detroit MI. 48238 (the “Property”), was purchased on January 17, 1995, by now-retired Detroit Fire Chief Darnell Stewart.[1] Now he is planning to convert the building into a sanctuary for individuals, particularly those connected to emergency services, seeking connection, support, and an affordable, community-centered living experience. This business plan outlines the strategic vision, market opportunity, financial projections, and operational framework for this venture, demonstrating its potential for both social impact and sustainable financial success.

Darnell Stewart (the “Landlord”) holds 100% ownership of the Property and has formed a Michigan Limited Liability Company, The Firehouse LLC (the “Company), to complete the renovations on the Property. The Company has entered into a long-term (50-year) triple-net master lease with the Landlord, which grants the Company exclusive possession, operational control, and defined extension and purchase rights, while preserving ownership with the Landlord.

About the Project

The Detroit Fire House project is an adaptive reuse and rehabilitation of a historic two-story, 8,000 square foot former firehouse located in Detroit, Michigan. The project is designed as a two-phase development implemented over a two-year period, allowing for phased activation, early operations, and risk-managed capital deployment.

Phase 1 (Year 1) focuses on the rehabilitation and activation of the first-floor space. This phase includes core building improvements and the build-out of a flexible event and gathering space anchored by a full

[1] https://maps.app.goo.gl/8zddkHw5NnFbsLTg8

commercial kitchen. Upon completion, the first floor will be operational, generating early programmatic use and revenue while establishing the property as a community-serving destination.

Phase 2 (Year 2) completes the rehabilitation of the second-floor space, which will be activated as a co-living residential component. This phase builds upon the stabilized first-floor operations and introduces co-living space consistent with the building's scale, layout, and adaptive reuse strategy.

By sequencing development across two phases, the project balances operational activation with long-term value creation, while aligning capital deployment with construction milestones. The Detroit Fire House project leverages adaptive reuse to deliver community-oriented space, flexible programming, and residential activation within an existing neighborhood asset.

About the Program

The vision for The Firehouse Detroit was sparked by retired Detroit Fire Chief Darnell Stewart, who recognized the potential to transform a fading landmark into a beacon of shared living, particularly for those with ties to emergency services, but open to all who value community. Our mixed-use facility will feature 25 individual beds, each providing a comfortable and private sleeping area within a larger shared living environment. Residents will have access to well-appointed common areas, including a communal kitchen, dining space, lounge areas, fitness center and collaborative workspaces. The emphasis is on creating an environment that encourages interaction, mutual support, and a strong sense of belonging, while still respecting individual privacy.

Our core offering revolves around 25 thoughtfully designed beds, each available at a rate of $100 per day. This model, while seemingly straightforward, is underpinned by a deep understanding of the Detroit coliving market and a commitment to fostering a genuine sense of belonging among residents. We project revenue generation optimistically reaching up to $410,000 annually, based on a 40% occupancy rate. Our plan details how we expect to achieve these goals, navigate potential challenges, and ultimately, create a thriving community that honors the building's rich history while embracing a new purpose. The first floor of The Firehouse Detroit functions primarily as a shared amenity space for residents, featuring a 500-square-foot kitchen, one restroom, and a large open apparatus floor designed for daily use, collaboration, and community living. On select days each month, the space will also host AI-focused training sessions, small workshops, and mission-aligned community gatherings. This flexible layout allows the building to prioritize resident experience while generating additional engagement and programming that supports workforce development and neighborhood connection. Additional programming will be operated and run by Ryan Brown and Company.

We are committed to preserving the historical integrity of the building. This means thoughtful restoration of original features, such as brickwork and firehouse doors, alongside the integration of energy-efficient systems and contemporary design elements. Our aim is to create a living space that is not only functional and comfortable but also inspiring, reflecting the resilience and spirit of Detroit itself.

About the Renovations

We've already begun rehab with significant structural, and systems upgrades completed. The original 350 feet of structural integral gutter system was fully demolished and replaced with new soffit and fascia, followed by the installation of commercial-grade K-style gutters with downspouts. In the roof and attic area, over 3,300 pounds of hazardous guano were removed, the entire space sanitized, and damaged rafters rebuilt. Four dormers have been fully restored with one rebuilt from the ground up. The entire roof structure has been replaced, including new decking and premium-grade shingles. Electrical upgrades are underway with the first of four planned phases complete: the outdated 100-amp system was removed and replaced with a 1,000-amp CT cabinet and a 400-amp service installation. Two 200-amp panels and one 100-amp subpanel were also installed, along with a dedicated transformer provided by DTE Energy, and the entire brick building exterior has been repointed. These improvements lay a solid foundation for the next phase of renovations.

The next phase of renovation work planned for getting the building ready for occupancy includes completing installation of new conduit and wiring on the first floor and basement panels already installed, new plumbing to facilitate the installation of a working restroom and other water usage on these two floors and removal of the boarded windows and replacement with new ones.

The team to date includes:

- Dedicated transformer installed by DTE energy.
- Architectural elevations by Three Squared Inc.
- Lesniak Carpentry
- Luminaire electrical
- Madison maintenance Tuckpoint
- Trejo Construction
- Arborland Consultants Land surveyors
- Steri-Clean

Additional contractors to be engaged include James Turner of Turner Restoration.

Please also review Exhibit A, the anticipated operating proforma.

About the Market

Detroit's urban landscape is undergoing a remarkable revitalization, attracting a diverse influx of individuals seeking affordable living, vibrant communities, and new opportunities. [2]

This resurgence has created fertile ground for innovative housing solutions Including Detroit's first 3-D printed house and a push by the City of Detroit to reestablish carriage houses and ADU's.[3]

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[2] https://detroitmi.gov/news/capping-historic-turnaround-detroit-now-leads-michigan-population-growth
[3] https://detroitmi.gov/sites/detroitmi.localhost/files/events/2025-07/2025.07.15%20-%20Lets%20Build%20More%20Housing%20Zoning%20Draft.pdf

The co-living market in Detroit, while still nascent compared to larger metropolitan areas, is steadily expanding. Platforms like Coliving.com highlight the increasing availability of shared living spaces, offering a cost-effective alternative to traditional rentals. While specific occupancy rates for dedicated co-living facilities in Detroit are not widely published, data from the broader multifamily housing market in Detroit suggests healthy occupancy levels, often in the range of 93-95%.[4]

Our competitive landscape includes traditional apartment rentals, shared houses, and a handful of existing co-living initiatives. However, The Firehouse Detroit distinguishes itself through several key factors:

- **Historic Charm.** Our meticulously restored firehouse offers a living experience steeped in history and character, in contrast to generic modern developments. We hope this will attract residents seeking a distinctive and inspiring home.

- **Community-Centric Approach**. We are not just renting beds; we are cultivating a genuine community. Our focus on fostering connections, mutual support, and shared experiences is expected to resonate with individuals seeking more than just a place to sleep.

- **Targeted Outreach.** While the possibility of being open to all exists, should the need arise to pivot, our soft targeting of individuals connected to emergency services provides a niche market and a built-in community foundation, leveraging the legacy of the firehouse itself.

- **Affordable Luxury.** At $100 per bed per day, we plan to offer a premium co-living experience that balances affordability with high-quality amenities including:
  - Quality bedding and furnishings
  - A laundry room with combo washer/dryers
  - Lockers, exercise equipment, workspace, televisions, lounge areas and Wi-Fi.
  - A kitchen with collegiate staples (as all fire stations are run) and a supportive environment.
  - Communal dormitory bunk bed units and private rooms.
  - Daily janitorial services for all Community areas.

Detroit's decline in housing stock, rising rents and home values leave many responders unable to find affordable housing close to hospitals and fire stations with predictable rent, as indicated in the City of Detroit Housing Market Study of April 2024.[5] [6] This project aims to fill this gap, with a quiet, respectful environment that supports long shifts and irregular schedules. The co-living model meets these needs by offering private sleeping quarters paired with shared, well-maintained common spaces that reduce costs, foster camaraderie among peers, and create a built-in sense of trust and community, an especially

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[4] https://www.yardimatrix.com/blog/detroit-multifamily-market-report/
[5] https://www.naco.org/resource/advancing-local-housing-affordability-naco-housing-task-force-final-report
[6] https://detroitmi.gov/sites/detroitmi.localhost/files/2025-04/Detroit%20Housing%20Data%20Report%20%28April%202024%29.pdf

natural fit for those accustomed to working in team-based, high-reliability environments. This isn't new to first responders—it's how we have historically lived and worked.

About the Finances

The total projected development cost is approximately $1,396,000. Planned sources of funds include the $800,000 raised through this offering and directed to the Company, along with $596,000 expected to be supported through grant funding sought by the building owner. Development financing supports both interior and exterior rehabilitation and phased build-out of the property. Grant sources are expected to include:

- **Michigan Community Revitalization Program (State)** will serve as the primary gap financing source, supporting core building rehabilitation. Application is submitted on a rolling basis, with approval anticipated between October and December 2026.
- **Motor City Match (City of Detroit)** will fund tenant buildout and activation of the commercial space, with quarterly application cycles and awards expected to be issued between October and December 2026.
- **Federal & State Historic Preservation Incentives** will offset eligible rehabilitation costs. These require pre-approval prior to construction, with review timelines expected between October 2026 and March 2027.

This structure provides a clear and achievable funding path within a **6–9 month predevelopment and approval window**, reducing total development cost and limiting investor exposure.

With planned capacity of 25 beds, and rent at $100 per bed per day, we are basing our gross rental income revenue projections on a 40% occupancy rate, which totals around $382,000 in year 3. The first-floor commercial space is expected to yield annual rent of approximately $29,000, which brings total gross revenue to around $411,000 in year 3.

Free cash flow, after all expenses and debt service have been paid in year three, but before investors in this offering have been paid, is expected to total around $180,000.

Key operational expenses for a co-living facility typically include:

- Management & staffing: Day-to-day operations, community management, and maintenance.
- Utilities: Electricity, water, gas, internet, and waste management.
- Kitchen staples.
- Maintenance, repairs & cleaning: Ongoing upkeep of the building and modern amenities.
- Marketing: Expenses related to attracting and retaining residents.
- Real estate taxes & insurance: Property taxes and liability insurance.
- Community programming: Events and activities that foster community engagement.

Please review Exhibit A, Proforma for further details.

About the Developer

Born and raised in Detroit, Darnell Stewart attended Detroit Public Schools and after graduation, set out to pursue a profession to give back to the city.[7] Darnell began his career with the Detroit Fire Department on March 2, 1987, when he was sworn in as a firefighter. Over the next 35 years, he dedicated himself to serving the citizens of Detroit with courage, discipline, and leadership not only as a firefighter but as a landlord and developer purchasing and renovating multiple residential properties within the City of Detroit.

Darnell steadily advanced through the ranks, first earning promotion to Driver Engineer, then taking on greater responsibilities as Sergeant and later Lieutenant. His commitment to training, mentorship, and operational excellence led to his promotion to Captain, where he commanded crews on the frontlines of Detroit's busiest firehouses.

His career culminated in his role as a Battalion Fire Chief, a position he held until his retirement on March 1, 2022. In this role, Darnell was responsible for overseeing multiple fire companies, coordinating emergency response across districts, and ensuring the safety and efficiency of operations in one of the nation's toughest fire environments.

With over three decades of experience, Darnell's career reflects not only personal achievement but also an unwavering dedication to public service and the Detroit community he protected.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to renovate a firehouse and convert it into co-living space. The Company plans to master lease and renovate the Property, which is located at 14003 Rosa Parks Blvd, Detroit MI. 48238.

We are trying to raise a maximum of $800,000, but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on September 30, 2026 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $2,000. Investments above $2,000 may be made in $500 increments (e.g., $2,500 or $3,000, but not $2,136). An investor may cancel his or her commitment up until 11:59 PM EST on September 28, 2026 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

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[7] https://www.instagram.com/p/CK1WKpRjgc4/

How will this work for you?

The Company will issue a Promissory Note for each investment made. Principal and interest shall be paid on any outstanding principal of each Note at the rate of eight percent (8%) per year and amortized over a 20-year period. The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, shall be due on December 31, 2031 (the "Maturity Date").

Interest will accrue starting on the closing date of the Offering through the end of the following calendar year, and be added to the principal balance owed, until principal and interest payments ("Payments") begin on January 1, 2028. Thereafter payments shall be made at the end of each quarter, for the previous quarter. However, if the Company's Cash Flow (as defined in the Note Indenture) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow.

See Exhibit I, the Amortization Schedule. Also see Exhibit A, the Operating Proforma, for anticipated cash flow, Exhibit D, the Promissory Note, Exhibit E and the Note Indenture the Amortization Schedule for more detailed and complete terms.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $100,000. If we have not raised at least the target amount by 11:59 PM EST on September 30, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $800,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X____ Yes _________ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$800,000
If Yes, how will the Company deal with the oversubscriptions?	_________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X____ We will accept subscriptions on a first-come, first-served basis. _________ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Cost of Construction	$98,000
Small Change success fee	$2,000
TOTAL	**$100,000**

If we raise the maximum goal of $800,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$4,000
Cost of Construction	$745,000
Small Change success fee	$51,000
TOTAL	**$800,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Offering Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

The minimum amount you can invest in the offering is $2,000. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on September 28, 2026 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy a $2,000 Note you will pay $2,000.

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project will generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture, are attached as Exhibit E: Form of Promissory Note and Exhibit F: Note Indenture.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have a claim against the Company for repayment, subject to the terms of the Notes, the Note Indenture, and applicable law, including in the event of insolvency.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Your Right to Payments under the Note

Each investor will be issued a promissory note bearing interest at a rate of 8% per year. Interest will accrue beginning on the closing date of the offering and will be added to the outstanding principal balance until January 1, 2028.

Beginning January 1, 2028, the Company expects to make quarterly payments of principal and interest based on a 20-year amortization schedule, with a final balloon payment due on December 31, 2031.

Payments are subject to the Company having sufficient Cash Flow (as defined in the Note Indenture). If the Company does not have sufficient Cash Flow to make scheduled payments, the Company may defer such payments. Any deferred interest will continue to accrue and may bear interest at a higher rate, as described in the Note Indenture.

The Company may prepay the Notes, in whole or in part, at any time without penalty.

See Exhibit E: Promissory Note and Exhibit F: Note Indenture for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Events of Default and Remedies

An "Event of Default" may occur under circumstances described in the Note Indenture, including failure to make required payments, insolvency, or certain breaches of the Company's obligations.

Upon an Event of Default, investors act collectively through a representative (the "Representative") appointed by a majority of investors (based on outstanding principal). Individual investors do not have the right to independently enforce the Notes or bring claims against the Company.

The Representative has authority to pursue remedies and settle claims on behalf of all investors, subject to the terms of the Note Indenture.

During an Event of Default, the interest rate payable with respect to each Note shall be increased by two percent (2%) to ten percent (10%).

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Notes may not be sold or otherwise transferred without the written consent of the Company, which may be withheld in its sole discretion. Any permitted transfer may be subject to conditions imposed by the Company, including compliance with applicable securities laws, transfer of Notes only in whole units, and reimbursement of the Company's expenses.

The Company has a right of first refusal to purchase Notes before they may be sold to a third party.

As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The Note Indenture may be amended or replaced. Certain amendments may be made without the consent of investors if they do not materially adversely affect investor rights. Other changes, including replacement of the Note Indenture in its entirety, require the consent of investors holding at least 25% of the outstanding principal amount of the Notes.

Other Classes of Securities

The Company currently has no other classes of members. Any such additional debt securities may have rights that are senior to the Notes, including being secured by Company assets.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Darnell Stewart owns all of the interests in the Company and therefore controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company, and the actions of the Manager could affect you in a number of different ways, including these:

● The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

● The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.

● The Manager could do a bad job running the project.

● The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.

● The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

● The Manager decides on the terms of any lease, which affects the profitability of the project.

● The Manager decides how much of its own time to invest in the project.

● The Manager could decide to raise more money from other investors and could decide to give those investors a better deal.

Redemption

Investors do not have the right to require the Company to repay the Notes prior to maturity.

Payment Mechanics

Payments will generally be made by electronic transfer (ACH) to an account designated by the investor. If an investor does not authorize electronic payments, the Company may charge a processing fee for payments made by check.

Governing Law; Jury Waiver

The Notes and the Note Indenture are governed by the laws of the State of Michigan. Investors waive the right to a jury trial in disputes relating to the Notes.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $2,000 Note is being valued at $2,000.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $5,000; plus

A success fee equal to 5%.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Include only offerings conducted by this entity, not by other entities you might own

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None				

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Net Rent (after all expenses & debt obligations are paid)	Monthly	Darnell Stewart	The Manager	Approx. $85,000 after all expenses and debt has been paid
Management Fee	Monthly	Darnell Stewart	The Manager	4% of Gross Revenue

§227.201(s) – The Company's Financial Condition

Liquidity

The Firehouse Detroit, LLC ("the Company") was formed in the State of Michigan on April 3, 2024. The Company was organized to operate a residential property located at 14003 Rosa Parks Boulevard in Detroit, Michigan, which is intended to be used for short-term and co-living style rentals. The real property is owned by Darnell Stewart, who serves as Manager of the Company. The Company expects to operate the property pursuant to a long-term lease agreement with the property owner and will be responsible for the operation, marketing, and management of the residential facility. Prior to the formation of the Company and before the lease was entered into, the property owner completed significant renovation and improvement work to prepare the property for residential occupancy.

We intend to use the proceeds of this Offering to renovate and operate the Property, as described in our business plan, as soon as the Offering closes.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to master lease the Property as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of funding would include the grants noted above.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G.

Company Instructions

If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called Crowdcheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://thefirehousedetroit.com/ no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective investors on this Form C, in the business and in Exhibit C: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has no additional information to share with Investors.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not Test the Waters.

EXHIBIT A: PROFORMA

How will this work for you?

	Oct - Dec 2026	2027 - Constrtuction	2028 - Operations Begin	2029	2030	TOTAL
Cash Inflows						
Investor Capital	$ 800,000	$ -				$ 800,000
Misc - Grants (projected)		$ 596,000				$ 596,000
Rent - Residential (net Vacancy)			$ 381,924	$ 393,382	$ 405,183	$ 1,180,489
Rent - Commercial (net Vacancy)			$ 28,644	$ 29,504	$ 30,389	$ 88,537
Total Inflows	**$ 800,000**	**$ 596,000**	**$ 410,568**	**$ 422,886**	**$ 435,572**	**$ 2,665,026**
Cash Outflows						
Rehab - 1 st floor	$ 300,000	$ 500,000				**$ 800,000**
Rehab - 2nd floor		$ 596,000				$ 596,000
Management Fee			$ 38,192	$ 39,338	$ 40,518	$ 118,048
Advertise/ Market			$ 12,731	$ 13,113	$ 13,506	$ 39,350
Legal			$ 12,000	$ 12,360	$ 12,731	$ 37,091
Administrative			$ 18,720	$ 28,080	$ 37,440	$ 84,240
Utilities and Trash			$ 35,222	$ 36,279	$ 37,367	$ 108,868
Maintenance			$ 10,400	$ 10,712	$ 11,033	$ 32,145
Repairs			$ 10,400	$ 10,712	$ 11,033	$ 32,145
Grounds			$ 5,200	$ 5,356	$ 5,517	$ 16,073
Cleaning			$ 26,208	$ 26,207	$ 26,993	$ 79,408
Kitchen & Household Provisions			$ 27,375	$ 28,196	$ 29,042	$ 84,613
Real Estate Property Tax			$ 6,242	$ 6,429	$ 6,622	$ 19,293
Insurance			$ 8,400	$ 8,652	$ 8,912	$ 25,964
Programming - support			$ 12,000	$ 12,360	$ 12,731	$ 37,091
Rent	$ -	$ -	$ 8,000	$ 8,000	$ 8,000	$ 24,000
Total Outflows	**$ 300,000**	**$ 1,096,000**	**$ 231,090**	**$ 245,794**	**$ 261,445**	**$ 2,134,329**
Net Cash Flow	**$ 500,000**	**$ (500,000)**	**$ 179,478**	**$ 177,092**	**$ 174,127**	**$ 530,697**
To Investors						
Interest accrued through 12/31/2027	$ 16,000	$ 64,000				
Balance on loan at end of interest ony period			$ 880,000			
Annual amortized debt payment (20 year term, 8% interest)			$ 88,566	$ 88,566	$ 88,566	$ 265,697
Cash after payment has been made	**$ -**	**$ -**	**$ 90,912**	**$ 88,526**	**$ 85,561**	**$ 265,000**

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF NOTES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF NOTES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC} guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to pay the Notes.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

The Notes are not Guaranteed: No individual is guaranteeing the Notes. Investors can look solely to the value of the property and the success of the project for repayment.

Inadequacy of Collateral and Other Security: If the Company defaults, Investors will have the right to foreclose on and sell the property. However, there is no assurance that the property will be worth enough to repay the Notes.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:
- Changes in interest rates

- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Costs of Collections: In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the Notes. However, there is no assurance that investors will be able to collect the full amount.

Construction Risks: Our business plan may involve major renovations of property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guarantee that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose on Collateral: The Notes are unsecured notes, meaning that if the Company fails to repay the Note, holders of the Notes will not have a security interest in any specific collateral or asset of the Company. Instead, the holders of the Notes would be forced to sue the Company and attempt to obtain a judgement against the Company. This is likely a much more cumbersome and expensive, and potentially less successful, process than, for example, a bank foreclosing on a mortgage.

Lack of Personal Guarantee: There is no owner of the Company, or other person, guarantying repayment of the indebtedness evidenced by the Notes, meaning that if the Company fails to repay the Note, holders of the Notes will not be able to sue any person other than the Company. Instead, the holders of the Notes would be forced to sue the Company and attempt to obtain a judgement against the Company, and then sue to enforce that judgment.

Large Number of Note Holders, Reliance on Representative: There may be many individual Note Holders, and the Note Indenture requires the Note Holders to work together to either (i) directly pursue any remedies against the Company; or (ii) to appoint a representative to do so. The large number of Note Holders, and likely comparatively small investment amounts, may make it difficult to communicate with the other Note Holders and organize votes to pursue available remedies.

Remedies Limited to Acceleration: The Note Holders have limited remedies under the Note Indenture against the Company. Essentially, the Note Holders can only accelerate repayment of the indebtedness.

Lack of Reserves: Many commercial lenders, particularly in the real estate context, require Borrowers to establish a reserve for replacement, maintenance, operating costs, or interest. The Company will be establishing no such reserves, which increases the risk for the Note Holders that interest under the notes will not be timely paid, and perhaps not paid at all.

No Market for the Notes; Limit on Transferability: There are at least four obstacles to selling or otherwise transferring your Note.

- There will be no public market for your Note, meaning you could have a hard time finding a buyer.
- Under the Note Indenture, your Note may not be transferred without our consent, which we may withhold in our sole discretion.
- If we do consent to the sale of the Note, we have the first right of refusal to buy it. Our first right of refusal could make the Note more difficult to sell.
- By law, you may not sell your Note unless it is registered under applicable securities statutes or the transfer is eligible for exemption from registration.

Taking all of the above into account, you should plan to own your Note through its maturity.

Prepayments Could Reduce Your Net Return: We have the right to prepay your Note at any time, which could reduce the total return you expected when you bought it. For example, suppose you buy a $100 Note bearing interest at 10% with a one-year term. You expect to receive $10 of interest. But if we prepay the Note after six months you will only receive $5 interest.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the Notes.

Risks Associated with Foreclosure Laws: Foreclosure laws and methods vary from state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

Investors Can't Pursue Collection Actions or Contact Borrowers: Investors will not be allowed to pursue collection actions against Borrowers, or even contact Borrowers. Instead, all collection action will be in the hands of a single representative.

The Company Might Compromise Underlying Loans: The representative appointed by Investors will have the right to modify, compromise, or even write off the Notes, without the consent or input of Investors.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the Notes. Ultimately investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral *(i.e.,* real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accept amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: We intend to treat the Notes as having "original issue discount" for Federal income tax purposes. As a result, an investor holding a Note will generally be required to accrue (and pay tax on) interest income even if the Company fails to pay the interest, leaving the investor out--of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For Example:

- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.
- An investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the Notes, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the Notes will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Notes are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Trust Indenture Act of 1939 Not Incorporated in Note Indenture: When bonds are sold in a public offering, they are typically subject to the Trust Indenture Act of 1939 (the "TIA"), which generally requires
(i) the appointment of an independent trustee to act on behalf of the holders of the debt instruments, (ii) the approval of the terms of the indenture by the SEC, and (iii) certain terms and conditions to protect investors. The Company is issuing the Notes in reliance on an exemption from the TIA. Hence, the provisions of the TIA are not applicable to, and are not incorporated into, the Note Indenture.

No Independent Trustee: The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the Note Indenture, although it might do so in the future. Instead, investors will have the right to designate their own trustee and representative in the event of a default.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

The Note Indenture Limits Investors Rights: The Note Indenture Limits your rights in some important respects. For example:

- Upon a default, you will not be permitted to initiate collection action on your own. Instead, a single representative will control all collection action on behalf of all Investors. You will be deemed to have granted a power of attorney to the representative to pursue your claims, even if you didn't vote for that particular representative.
- The Notes may be modified if the Company and investors holding a majority of the Notes, measured by original principal amount, agree to a modification.
- The Note Indenture limits your right to sue the representative appointed by Investors.
- Disputes under the Notes or the Note Indenture will be governed by Michigan State law and handled in Michigan State courts.

No Legal Opinion: Unlike many lenders in commercial real estate financings you will not receive a legal opinion that the Issuer is properly formed, validly existing, or that the Notes, Note Indenture, or any other documents are enforceable against the issuer. This does not mean that they are unenforceable, but rather, that you do not have a lawyer or law firm providing you a formal opinion that the loan documents are enforceable against the issuer.

Subordination: The Issuer's obligation to repay your loan is secondary to other debts of the Issuer. Until those other debts are repaid, you are very unlikely to be repaid. This is true both in the case of interest payments on an ongoing basis, where other creditors will receive their interest payments before you and repayments of principal, whether from a capital event (i.e. sale or refinancing of an asset) or from any other source. In some cases, this could mean that these other lenders are repaid the full amount of their loan and you are paid less than the full amount of your loan, or not at all.

No Security Interest: The repayment of your loan is not secured by any specific asset of the Issuer. In many cases, a lender will record a mortgage of make a UCC filing on a piece of collateral and in the event of a default under the loan documents the lender will typically be able to claim, take, or "foreclose on" possession of that piece of collateral in partial or full satisfaction of the loan, without necessarily needing to take other actions to attempt to recover the debt. While certain of the Issuer's other lenders have security in specific assets of the Issuer, you and the other holders of the Notes will not and will only have the general promise of the Issuer to repay the debt.

Delayed Interest Accrual: Interest on your note will not begin to accrue on the date of your note. Instead, interest will accrue when the Issuer receives the proceeds of your loan from escrow, unlike other investment opportunities that may be available, where returns may begin to be available more quickly. Crucially, the Issuer will only receive funds from escrow if it has reached the Target Amount and certain other conditions are met.

Loan Servicer: You are reliant on the Company to make payments of principal and interest. No third-party has been appointed to service the Loan on behalf of the Company or the Note Holders.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT C: INVESTMENT AGREEMENT
THE FIREHOUSE DETROIT LLC

This is an Agreement, entered into on _____ by and between The Firehouse Detroit LLC, a Michigan Limited Liability Company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase promissory note of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Form C filed by the Company with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Company is sometimes referred to in this Investment Agreement using words like "we" and "us," while Purchaser is sometimes referred to using words like "you" or "your."

2.   **Purchase of Note**. Subject to the terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a promissory note for $_____, pursuant to the Disclosure Document. We refer to your promissory note as the "Note."

3.   **Our Right to Reject Subscription**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4.   **Form of Note**. You will not receive a paper document representing your Note.

5.   **Your Promises**. You promise that:

   5.1.   **Accuracy of Information**. All of the information you have given to us whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

   5.2.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

5.3.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.4.   **FBO Account**. You understand that your money will first be held in an FBO (For Benefit Of] account in one or more financial institutions. If any of these institutions became insolvent, your money could be lost.

5.5.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Note. Your investment will not violate any contract you have entered into with someone else.

5.6.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

5.7.   **Investment Purpose**. You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

5.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

5.9.   **No Transfer**. You understand that under the terms of the Note Indenture, the Note may not be transferred without our consent. Also, securities laws limit transfer of the Note. Finally, there is currently no market for the Note, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Note until its maturity.

5.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Note.

5.12.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Note.

5.14.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.15.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16.   **No Violations**. Your purchase of the Note will not violate any law or conflict with any contract to which you are a party.

5.17.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

5.19.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20.   **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.21.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.21.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.21.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.21.3.   **Anti-Terrorism Laws**. None of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.22.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

5.22.1.   **U.S. Person**. Purchaser is one of the following:

(a)   A partnership, corporation, or limited liability company organized or incorporated under the laws of the United States;

(b)   An estate of which any executor or administrator is a citizen or resident of the United States; or

(c)   A trust of which any trustee is a citizen or resident of the United States.

5.22.2.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.22.3.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.22.4.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Note, have been duly authorized by all necessary corporate, partnership or company action.

5.22.5.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.22.6.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

5.22.7.   **Anti-Terrorism Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.   **Confidentiality**. The information we have provided to you about the Company, including the information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

7.   **Re-Purchase of Your Note**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Note.

8.   **Governing Law**. This Agreement shall be governed by Michigan State Law, without taking into account principles of conflicts of law.

9.   **Intentionally Omitted.**

10.   **Arbitration**.

   10.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note will be handled in the manner described in the Note Indenture.

   10.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in the State of Michigan unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

   10.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   10.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   10.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12.   **Notices**. All notices between us will be electronic. You will contact us by email at darnell@thefirehousedetroit.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US, YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury**.**

15.   **Miscellaneous Provisions**.

15.1.   **No Transfer**. You may not transfer your rights or obligations under this Investment Agreement.

15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the Note and Note Indenture) are the only agreements between us.

15.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: THE FIREHOUSE DETROIT LLC

By: _____

Darnell Stewart, Manager

THE FIREHOUSE DETROIT, LLC
LIMITED LIABILITY COMPANY AGREEMENT

This is an Agreement, entered into on April 10, 2026 by and between The Firehouse Detroit, LLC, a Michigan limited liability company (the "Company"), and Darnell Stewart, an individual resident of Michigan (the "Manager").

Background

The Manager owns all of the membership interests of the Company and wishes to set forth his understandings concerning the ownership and operation of the Company in this Agreement, which he intends to be the limited liability company agreement of the Company within the meaning of the Michigan Limited Liability Company Act (MCL 450.4101 et seq.).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Michigan Limited Liability Company Act (MCL 450.4101 et seq.) (the "Act") for the purpose set forth below. The rights and obligations of the members of the Company to one another and to third parties shall be governed by the Act except that, in accordance with applicable provisions of the Act, conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

2. **Name**. The name of the Company shall be "The Firehouse Detroit, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

3. **Purpose**. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

4. **Contributions**. The Manager shall make such contributions of money or property to the Company as the Manager may determine in its sole discretion from time to time, but neither the Manager nor any other member of the Company shall have any obligation to contribute capital to the Company. Without limitation, no member shall be required to restore any deficit in its capital account following the liquidation and dissolution of the Company.

5. **Ownership**. The Manager is currently the sole member of the Company, owning all of its membership interests.

6. **Capital Accounts**. A capital account shall be established and maintained for each member of the Company. Unless otherwise specifically provided herein, the capital accounts of members shall be

adjusted and maintained in accordance with section 704 of the Internal Revenue Code (the "Code") and the regulations thereunder (the "Regulations").

7.   **Allocations and Distributions**. All items of income, loss, gain and deduction shall be allocated among the members of the Company in accordance with each member's ownership of membership interests, except where the Code or the Regulations require different allocations. All distributions from the Company shall be divided among the members of the Company in accordance with each member's ownership of membership interests.

8.   **Management**.

8.1.   **Management by Manager**. The business and affairs of the Company shall be directed, managed, and controlled by Darnell Stewart as the "manager". In that capacity Darnell Stewart is referred to in this Agreement as the "Manager."

8.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

8.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 8.2, the Manager shall have the power to (i) admit additional members to the Company on such terms as the Manager may determine; (ii) direct and control the policies of the Company; (iii) incur indebtedness on behalf of the Company, whether to banks or other lenders; (iv) determine the timing and amount of distributions; (v) determine the information to be provided to the members of the Company; (vi) grant liens and other encumbrances on the Company's assets; (vii) file and settle lawsuits on behalf of the Company; (viii) change the Company's business strategy; (ix) sell or otherwise dispose of all or substantially all of the Company's business or assets, in the ordinary course of business or otherwise; (x) discontinue the business of the Company; and (xi) dissolve the Company.

8.4.   **Resignation; Removal; Replacement**. A Manager may resign for any reason at any time by giving thirty (30) days' notice. In the event of a resignation of a Manager, a replacement shall be designated by members owning at least a majority of the then-outstanding membership interests of the Company.

8.5.   **Standard of Care**. The Manager shall conduct the Company's business using his business judgment.

8.6.   **Restrictions**. Unless authorized by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

8.7.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the

Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

8.8. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in his sole and absolute discretion subject to this Agreement and applicable law.

8.9. **Transactions with Manager and Affiliates**. The Manager or his affiliates may be engaged to perform services on behalf of the Company provided that any compensation paid by the Company is (i) fair to the Company, and (ii) consistent with the compensation that would be paid to unrelated third parties.

9. **Other Rights of Members; Indemnification**.

9.1. **Other Businesses**. Each member and manager of the Company may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

9.2. **Exculpation and Indemnification**.

9.2.1. **Exculpation**.

a. **Covered Persons**. As used in this section 9.2, the term "Covered Person" means the Manager and each officer and agent of the Company, each acting within the scope of his, her, or its authority.

b. **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

c. **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

9.2.2. **Liabilities and Duties of Covered Persons**.

a. **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person beyond those required under the Act. To the fullest extent permitted under the Act, any fiduciary duties that may otherwise apply are hereby modified to the extent expressly set forth in this Agreement; provided, however, that nothing herein shall eliminate any duty that may not be eliminated under applicable law. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the members to replace such other duties and liabilities of such Covered Person.

b. **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, subject to this Agreement and applicable law, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person, except as required under applicable law. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

9.2.3. **Indemnification**.

a. **In General**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

b.   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 9.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 9.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

c.   **Entitlement to Indemnity**. The indemnification provided by this section 9.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 9.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 9.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

d.   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

e.   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 9.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

f.   **Savings Clause**. If this section 9.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 9.2.3 to the fullest extent permitted by any applicable portion of this section 9.2.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

9.2.4.   **Amendment**. The provisions of this section 9.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

9.2.5.   **Survival**. The provisions of this section 9.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

10.   **Dissolution and Liquidation**.

10.1.   **Dissolution**. Except as provided otherwise in this Agreement, the Company shall be dissolved upon the determination of the Manager to dissolve. Dissolution shall be effective on the date specified by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 10.2. The members agree that dissolution shall occur only as provided in this Agreement, to the fullest extent permitted under applicable law.

10.2.   **Liquidation**.

10.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the members pursuant to the provisions of this Article Ten. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

10.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed or applied as follows:

a.   First, to satisfy all liabilities of the Company and to pay all expenses of liquidation;

b.   Second, to the creation of any reserves which the Manager deems reasonably necessary to meet any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company; and

c.   Third, to the members of the Company in accordance with their positive capital account balances.

11.   **Miscellaneous**.

11.1.   **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.2.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service, or (ii) on the date transmitted by electronic mail, unless the recipient demonstrates that such electronic mail was not received into the recipient's inbox, to the principal business address of the recipient or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.3.   **Governing Law**. This Agreement shall be governed by the internal laws of the State of Michigan without giving effect to the principles of conflicts of laws. Each member hereby (i) consents to the personal jurisdiction of the state and federal courts located in the State of Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, and (iii) agrees that any such court shall have in personam jurisdiction over such member.

11.4.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.5.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.6.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.7.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.8.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.9.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

{SIGNATURE PAGE TO FOLLOW}

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE FIREHOUSE DETROIT, LLC

By // Darnell Stewart

Darnell Stewart, Manager

// Darnell Stewart

Darnell Stewart Individually

EXHIBIT E: NON-NEGOTIABLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 2026, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		*Principal Amount*	$_____

FOR VALUE RECEIVED, THEFIREHOUSEDETROIT, LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated May 11, 2026, the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

THE FIREHOUSE DETROIT, LLC

By: _____

Darnell Stewart, Manager

EXHIBIT F: NOTE INDENTURE

This Note Indenture is entered into by THEFIREHOUSEDETROIT, LLC, a Michigan limited liability company (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on May 11, 2026 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1.   The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2.   The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3.   The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3. **Consequences of Default**.

3.1.   **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

3.2.   **Appointment of Representative**.

3.2.1.   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8.   **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3.   **Remedies**.

3.3.1.   **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2.   **Additional Interest**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by two percent (2%) to ten percent (10%).

3.3.3.   **Expenses**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4.   **Application of Payments**.

3.4.1.   **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a)   First, to pay the expenses described in section 3.3.3;

(b)   Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c)   Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2.   **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company enter into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. **Limitation on Distributions**.

4.1. **Certification Required**. Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default**. The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions**. Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability**. Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5.   **Payments Required**.

5.1.   **Maturity Date**. The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, (as such terms are defined below), shall be due on December 31, 2031 (the "Maturity Date").

5.2.   **Principal and Interest**. Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of eight percent (8%) per year. Principal payments will be calculated over a 20-year amortization period with a balloon payment to be made at the end of approximately 5 years. Interest will accrue starting on the closing date of the Offering through the end of the following calendar year, and be added to the principal balance owed, until principal and interest payments ("Payments") begin on January 1, 2028. Thereafter payment shall be made at the end of each quarter, for the previous quarter. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at ten per cent (10%) per year until paid.

See Exhibit I: Amortization Schedule.

5.3.   **Cash Flow**.

5.3.1.   **In General**. For purposes of this section 5, the Company's "Cash Flow" means the excess of the Company's cash receipts over its cash expenses. Cash receipts include, but are not limited to, contributions and loans from members and others (including the proceeds of the Offering and other offerings of securities), rents, interest, the proceeds of loans, and amount released from reserve accounts; while cash expenses include, but are not limited to, debt service, loan repayments, taxes, rent, fees and expenses paid to third parties, and amounts contributed to reserve accounts. Every distribution made to the equity owners of the Company shall be deemed to consist of Cash Flow.

5.3.2.   **Payments to Related Persons**. Payments made by the Company to related parties shall not be taken into account in calculating the Company's Cash Flow. For these purposes, "related parties" means any member, manager, or officer of the Company and any person that would be treated as related to a member, manager, or officer under sections 267(b) or 707(b) of the Internal Revenue Code, substituting the phrase "at least 10%" for the phrase "more than 50%" each place it occurs.

5.4.   **Prepayment**. The Company may prepay any Note at any time, in whole or in part, without penalty.

6.   **Payment and Withholding**.

6.1.   **Payment**. All payments with respect to the Notes will be made as Automated Clearing

House (ACH) deposits into an account designated by each Purchaser or by other electronic means agreed to by both the Purchaser and the Company. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

7. **Transfers**.

7.1. **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the written consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3. **First Right of Refusal**. In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he/she shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8.   **Replacement of Indenture**.

8.1.   **In General**. The Company may at any time propose to replace this Note Indenture in its entirety with a different indenture (the "Replacement Note Indenture"). The Company shall forward to all Purchasers a true copy of the proposed Replacement Indenture (the "Replacement Indenture Notice"). Upon the affirmative consent of Purchasers holding at least twenty five percent (25%) of all outstanding Notes, measured by outstanding principal amount, the Replacement Note Indenture shall be deemed to have been adopted by all of the Purchasers and shall replace and supersede this Note Indenture in its entirety. If such affirmative consent has not been obtained within ninety (90) days following the date of the Replacement Indenture Notice, then the Company shall not again seek the consent of the Purchasers for any replacement indenture for a period of an additional ninety (90) days.

8.2.   **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1.   Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2.   Establish the form or terms of Notes;

8.2.3.   Cure any ambiguity, defect, or inconsistency;

8.2.4.   Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5.   Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6.   Secure the Notes; or

8.2.7.   Make any other change that does not adversely affect the rights of any Purchaser.

9.   **Related Parties**. In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in

section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10.   **Miscellaneous**.

10.1.   **Electronic Delivery**. All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2.   **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to darnell@thefirehousedetroit.com, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3.   **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4.   **No Sinking Fund**. Notes are not entitled to any sinking fund.

10.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6.   **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

THE FIREHOUSE DETROIT, LLC

By: box SIGN   4LPP37XL-1XKL2LVV
Darnell Stewart, Manager

G: FINANCIAL STATEMENTS

The Firehouse Detroit LLC.
(the "Company")
a Michigan Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The Firehouse Detroit LLC. Management

We have reviewed the accompanying financial statements of The Firehouse Detroit LLC. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
March 9, 2026

The Firehouse Detroit LLC
BALANCE SHEET

AS OF DECEMBER 31,		**2025**	**2024**
ASSETS			
Current Assets:			
Cash	$	1,800	-
Total Current Assets		1,800	-
TOTAL ASSETS	$	1,800	-
LIABILITIES AND EQUITY			
TOTAL LIABILITIES		-	-
EQUITY			
Member's Capital Contribution	$	6,100	-
Accumulated deficit	$	(4,300)	-
TOTAL EQUITY	$	1,800	-
TOTAL EQUITY	$	1,800	-

See Accompanying Notes to these Unaudited Financial Statements

The Firehouse Detroit LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
General and Administrative	$	4,300	-
Total Operating Expenses		**4,300**	-
Total Loss from Operations	$	**(4,300)**	-
Net (Loss)	$	**(4,300)**	-

See Accompanying Notes to these Unaudited Financial Statements

The Firehouse Detroit LLC
MEMBER EQUITY

	Members' Capital		Deficit	Total Members' Equity
	Units	$ Amount		
Beginning balance at inception (4/3/2024)	-	-	-	-
Net income (loss)	-	-	-	-
Ending balance at 12/31/24	-	-	-	-
SAFE	-	-	-	-
Contribution	-	6,100	-	6,100
Distribution	-	-	-	-
Net income (loss)	-	-	(4,300)	(4,300)
Ending balance at 12/31/25	-	6,100	(4,300)	1,800

See Accompanying Notes to these Unaudited Financial Statements


The Firehouse Detroit LLC
STATEMENT OF CASH FLOWS


YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(4,300)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-	-
Net Cash provided by (used in) Operating Activities	$	(4,300)	-
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Member's Capital Contribution	$	6,100	-
Net Cash provided by (used in) Financing Activities	$	6,100	-
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period	$	1,800	-
Cash at end of period	$	1,800	-

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest

Income taxes


See Accompanying Notes to these Unaudited Financial Statements


The Firehouse Detroit, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Firehouse Detroit, LLC ("the Company") was formed in the State of Michigan on April 3, 2024. The Company was organized to operate a residential property located at 14003 Rosa Parks Boulevard in Detroit, Michigan, which is intended to be used for short-term and co-living style rentals. The real property is owned by Darnell Stewart, who serves as Manager of the Company. The Company expects to operate the property pursuant to a long-term lease agreement with the property owner and will be responsible for the operation, marketing, and management of the residential facility. Prior to the formation of the Company and before the lease was entered into, the property owner completed significant renovation and improvement work to prepare the property for residential occupancy.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

The Firehouse Detroit, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items measured at fair value on a recurring basis as of December 31, 2024 or December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,800 and $0 in cash as of December 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue by providing short-term rental accommodations to customers. Its primary revenue stream arises from granting customers the right to use residential properties for lodging during specified reservation periods. Payments are typically collected at the time of booking or service initiation, and access to the accommodation is activated immediately upon confirmation of the reservation.

The Company's primary performance obligation is to provide customers with the right to use the property for accommodation throughout the reserved period. Revenue is recognized over time as each night of accommodation is provided, since control of the lodging service is considered to transfer to the customer nightly. Payments collected in advance of a stay are initially recorded as deferred revenue and recognized as revenue over the reservation period as the Company satisfies its performance obligation.

As of December 31, 2025, the Company had not yet commenced operations and had not generated any revenue from its short-term rental activities.

General and Administrative

The company incurred minimal general and administrative expenses during the period presented.

The Firehouse Detroit, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The property located at 14003 Rosa Parks Boulevard, Detroit, Michigan is owned by Darnell Stewart, the Manager of the Company. On February 26, 2026, subsequent to the balance sheet date, the Company entered into a long-term fifty (50) year lease agreement with Mr. Stewart for the use and operation of the property. See Note 7 (Subsequent Events) for further information regarding this related-party lease, which has not yet commenced but will create significant rights and obligations for the Company under ASC 842. See Note 8 for information about capital investments made by the property owner in the leased property prior to the formation of the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2025, the Company did not have any long-term commitments or guarantees. See Note 7 for information regarding a long-term lease agreement entered into subsequent to the balance sheet date.

NOTE 6 – EQUITY

The Company is organized as a single-member limited liability company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 9, 2026, the date these financial statements were available to be issued.

The Firehouse Detroit, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

On February 26, 2026, the Company entered into a 50-year lease agreement with a related party, Darnell Stewart, under which the Company will lease property located at 14003 Rosa Parks Blvd., Detroit, Michigan, with the lease term expiring on February 26, 2076.

NOTE 8 – DEVELOPER CONTRIBUTIONS

Prior to the Company entering into a lease for the property and prior to the commencement of its operations, the property owner made substantial capital investments totaling approximately $255,000 to acquire and renovate the residential property located at 14003 Rosa Parks Boulevard in Detroit, Michigan. These improvements included structural rehabilitation, building systems upgrades, interior renovation, and other work necessary to prepare the property for residential occupancy. These expenditures were funded directly by the property owner and are not reflected as assets of the Company because the Company does not own the underlying real estate.

EXHIBIT H: FACILITY MANAGEMENT PLAN

Facility Management

Given the nature of the building, a dedicated and experienced facility management team will be crucial. This team will be responsible for:

- **Maintenance and Repairs**. Regular preventative maintenance schedules will be implemented to preserve the building's elements and modern infrastructure. We plan to give prompt attention to any repair needs to ensure resident comfort and safety.

- **Cleaning and Housekeeping.** We plan to professionally clean common areas, including kitchens, lounges, and bathrooms on a regular basis. Residents will be responsible for maintaining the cleanliness of their private spaces.

- **Safety and Security.** We plan to put comprehensive safety protocols, including fire suppression systems, secure access control, and emergency procedures, in place. The firehouse itself provides a strong foundation for safety, and we plan to build upon that legacy.

Resident Management

Our approach to resident management is rooted in fostering a respectful and collaborative environment. Key aspects include:

- **Application and Onboarding.** A clear and transparent application process is planned to ensure a good fit for our community. New residents will receive a comprehensive orientation to the facility, house rules, and community expectations.

- **Community Guidelines**. We plan to establish a set of clear, yet flexible, community guidelines to promote harmonious living. These guidelines will cover aspects such as noise levels, guest policies, and shared space etiquette.

- **Conflict Resolution.** A structured approach to conflict resolution is planned, with a designated community manager acting as a mediator to address any disputes fairly and promptly.

- **Feedback Mechanisms.** Regular opportunities for resident feedback, such as surveys and community meetings may also be provided to continuously improve the living experience.

Technology Integration

We plan to leverage technology to enhance operational efficiency and resident convenience:

- **Smart Access Systems.** We plan to install keyless entry systems to provide secure and convenient access for residents.

- **Community Platform.** We plan to develop an online platform or app to facilitate communication among residents, allow for booking of shared amenities, and provide a channel for submitting maintenance requests.

- **High-Speed Internet.** Reliable and high-speed internet access is planned as a fundamental amenity, catering to the needs of remote workers and digital natives.

Marketing and Sales Strategy

Our marketing and sales strategy for The Firehouse Detroit is designed for residents who are attracted to a co-living environment. We are planning a multi-faceted approach, combining digital outreach with community engagement to find our resident base.

Our primary target audience includes:

- **Emergency services personnel.** Individuals visiting the city for career related purposes, camaraderie or other.

- **Digital Nomads and Remote Workers.** Those who value flexibility, community, and a dedicated workspace.

- **Individuals Connected to Emergency Services.** Leveraging the building's history, we plan to specifically reach out to firefighters, police officers, paramedics, and other first responders who may appreciate a supportive community.

- **Community-Minded Individuals.** People who are actively seeking a collaborative and engaging living experience.

We plan to utilize a mix of online and offline channels to reach this target audience. Online channels planned include:

- **Website.** A professionally designed website (like the existing TheFirehouseDetroit.com) to serve as our central hub, showcasing the property, amenities, community values, and application process,featuring high-quality photography and virtual tours.

- **Social Media.** Active engagement on platforms like Instagram, Facebook, and LinkedIn will allow us to tell our story, highlight community events, and connect with potential residents. We plan to use compelling visuals and authentic testimonials.

- **Co-living Platforms.** Listing our available beds on specialized co-living platforms (e.g., Coliving.com, Roomies.com) will provide direct access to individuals actively searching for shared living arrangements.

- **Digital Advertising.** Targeted online advertising campaigns on social media and relevant websites will increase our visibility among specific demographics and interests.

Community partnerships planned include:

- **Local Businesses.** Collaborating with local businesses, cafes, and community organizations to offer resident discounts or host joint events will integrate us into the Detroit fabric and attract new residents.

- **Emergency Services Organizations**. Direct outreach to local fire departments, police precincts, and hospitals will help us connect with our niche audience.

- **Universities and Colleges.** Partnering with local educational institutions can attract students and recent graduates seeking affordable and community-oriented housing.

We also plan to design our sales process to be both welcoming and informative:

- **Inquiries and Tours.** Prospective residents can inquire through our website or listed platforms. We plan to offer both in-person and virtual tours to showcase the space and answer questions.

- **Transparent Pricing and Agreements.** Plans to provide pricing, terms, and community guidelines will be clearly communicated upfront to ensure transparency and build trust.

Management Team

The success of The Firehouse Detroit hinges on a dedicated and experienced management team that embodies the spirit of community and operational excellence. Our leadership is committed to nurturing a thriving co-living environment and ensuring the long-term sustainability of the venture.

Darnell Stewart, Founder/Developer

Retired Detroit Fire Chief Darnell Stewart is the driving force behind The Firehouse Detroit. His deep roots in the Detroit community, coupled with his extensive experience in leadership and public service, provide an invaluable foundation for this project. Chief Stewart's vision extends beyond simply renovating a building; he is passionate about creating a supportive ecosystem for individuals, particularly those who have served or are serving in emergency services. His commitment to historical preservation and community building will guide every aspect of the Firehouse Detroit's development and operation.

Operational Management

To ensure the smooth day-to-day functioning of The Firehouse Detroit, we plan to assemble a lean yet effective operational management team. This team will likely include:

- **Community Manager.** Responsible for fostering a vibrant community atmosphere, organizing events, mediating resident interactions, and ensuring resident satisfaction and the primary point of contact for residents.

- **Facilities Manager.** Responsible for overseeing all aspects of property maintenance, repairs, and infrastructure, to ensure that the building remains safe, functional, and aesthetically pleasing, preserving its historical charm while integrating modern efficiencies.

- **Administrative Support.** Essential administrative personnel to handle bookings, financial record-keeping, and general office management, ensuring efficient back-end operations.

Advisory Board

We expect to establish an advisory board composed of local real estate professionals, community development experts, and individuals with experience in the co-living sector, in order to provide strategic guidance, market insights, and mentorship. We believe that their collective expertise will be invaluable in ensuring the project's long-term success and its positive impact on the Detroit community. Our management philosophy emphasizes transparency, open communication, and a resident-centric approach.

EXHIBIT I: AMORTIZATION SCHEDULE

ANTICIPATED AMORTIZATION & PAYMENT SCHEDULE

	Payment Date	Beginning Balance	Payment	Interest	Principal	Ending Balance
1	03-31-2028	$ 880,000.00	$ 22,141.42	$ 17,600.00	$ 4,541.42	$ 875,458.58
2	06-30-2028	$ 875,458.58	$ 22,141.42	$ 17,509.17	$ 4,632.25	$ 870,826.33
3	09-30-2028	$ 870,826.33	$ 22,141.42	$ 17,416.53	$ 4,724.89	$ 866,101.44
4	12-31-2028	$ 866,101.44	$ 22,141.42	$ 17,322.03	$ 4,819.39	$ 861,282.05
5	03-31-2029	$ 861,282.05	$ 22,141.42	$ 17,225.64	$ 4,915.78	$ 856,366.27
6	06-30-2029	$ 856,366.27	$ 22,141.42	$ 17,127.33	$ 5,014.10	$ 851,352.17
7	09-30-2029	$ 851,352.17	$ 22,141.42	$ 17,027.04	$ 5,114.38	$ 846,237.79
8	12-31-2029	$ 846,237.79	$ 22,141.42	$ 16,924.76	$ 5,216.67	$ 841,021.12
9	03-31-2030	$ 841,021.12	$ 22,141.42	$ 16,820.42	$ 5,321.00	$ 835,700.12
10	06-30-2030	$ 835,700.12	$ 22,141.42	$ 16,714.00	$ 5,427.42	$ 830,272.70
11	09-30-2030	$ 830,272.70	$ 22,141.42	$ 16,605.45	$ 5,535.97	$ 824,736.73
12	12-31-2030	$ 824,736.73	$ 22,141.42	$ 16,494.73	$ 5,646.69	$ 819,090.04
13	03-31-2031	$ 819,090.04	$ 22,141.42	$ 16,381.80	$ 5,759.62	$ 813,330.42
14	06-30-2031	$ 813,330.42	$ 22,141.42	$ 16,266.61	$ 5,874.81	$ 807,455.61
15	09-30-2031	$ 807,455.61	$ 22,141.42	$ 16,149.11	$ 5,992.31	$ 801,463.32
16	12-31-2031		$ 801,463.32			

Assumptions made **	
Principal:	$ 800,000.00
Interest Rate:	8.00%
Default Rate:	10.00%
Closing Date:	10/1/2026
Accrual Period:	10/1/2026 – 12/31/2027
Interest Accrued:	$ 80,000.00
Capitalized Balance:	$ 880,000.00
Amortization Period:	20 years
Payment Frequency:	Quarterly
Quarterly Payment:	$ 22,141.42
Balloon Payment Amt	$ 801,463.32
Balloon Pyamnet Date	12/31/0203

** This amortization schedule will change if 1) The principal amount raised through the offering is less than $800,000 and 2) The offering does not close on 9/30/2026.


In the heart of Detroit, a historic firehouse is being reborn, not just as a building, but as a vibrant short term co-living community.
The building, located at 14003 Rosa Parks Boulevard, was purchased in 1995 and has been owned continuously for nearly 30 years.
ENGINE·CO·NO·40
LADDER·C

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The Firehouse Detroit is more than just a co-living space; it's a testament to adaptive reuse and community building.
Located in a restored historic firehouse, our facility offers a blend of modern amenities and preserved architectural heritage

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25
Our facility will feature 25 individual beds, each providing a comfortable and private sleeping area within a larger shared living environment

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Our competitive landscape includes traditional apartment rentals, shared houses, and a handful of existing co-living initiatives. However, The Firehouse Detroit distinguishes itself through several key factors:

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Historic Charm
Community-Centric Approach
Targeted Outreach
Affordable Luxury

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Projected Revenue
Based on our capacity of 25 beds at $100 per bed per day, we believe the maximum potential revenue figures are as follows:
Maximum Potential Daily Revenue....................$2,500.00
Maximum Potential Weekly Revenue....................$17,500.00
Maximum Potential Monthly Revenue....................$70,000.00
Maximum Potential Annual Revenue....................$840,000.00

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Cost Structure
Property Management & Staffing
Costs associated with day-to-day operations, community management, and maintenance.
Utilities
Electricity, water, gas, internet, and waste management.
Insurance
Property and liability insurance.
Kitchen staples
Maintenance & Repairs
Ongoing upkeep of the building and modern amenities.
Marketing & Sales
Investment in attracting and retaining residents.
Community Programming
Budget for events and activities that foster community engagement.

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Management Team
The success of The Firehouse Detroit hinges on a dedicated and experienced management team that embodies the spirit of community and operational excellence.

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Darnell Stewart, Founder/Developer
Retired Detroit Fire Chief Darnell Stewart is the driving force behind The Firehouse Detroit. His deep roots in the Detroit community, coupled with his extensive experience in leadership and public service, provide an invaluable foundation for this project.

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His career culminated in his role as a Battalion Fire Chief, a position he held until his retirement on March 1, 2022.
In this role, Darnell was responsible for overseeing multiple fire companies, coordinating emergency response across districts, and ensuring the safety and efficiency of operations in one of the nation's toughest fire environments.

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The Firehouse Detroit
In the heart of Detroit, a historic firehouse is being reborn
THE FIREHOUSEDETROIT

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